SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	Letter to the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] dated June 24, 2011 regarding departure of General Manager and Officer in Charge of Market Relations and appointment of Replacement Officer.

Buenos Aires, June 24, 2011

Mr. President of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

S                     /                     D

Re: Departure of General Manager and Officer in Charge of Market Relations. Appointment of Replacement Officer.

Dear Sir,

In my capacity as President of Nortel Inversora S.A. (hereinafter, the “Company”), I hereby inform you that on June 23, 2011, Mr. José Gustavo Pozzi informed to the Board of Directors that due to personal reasons he will no longer hold the office of General Manager and Officer in Charge of Market Relations of the Company, effective as of June 30, 2011.

As a result, on the same date, the Board of Directors accepted the terms and conditions of Mr. Pozzi’s termination, and appointed Mr. Jorge Alberto Firpo as the new General Manager, position that he will occupy beginning on July 1st, 2011.

In addition, Mr. Jorge Alberto Firpo was simultaneously appointed as Officer in Charge of Market Relations, pursuant to Chapter II, Section 5, paragraph c) of Decree 677/01, beginning on July 1st, 2011.

Sincerely,

/s/ Franco Livini
Nortel Inversora S.A.
Mr. Franco Livini
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 28, 2011	By:	/s/ José Gustavo Pozzi
		Name:	José Gustavo Pozzi
		Title:	General Manager